[Goodyear Letterhead]

August 21, 2007
VIA EDGAR and FACSIMILE (202) 772-9368
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (“March 2007 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2007 (“June 2007 Form 10-Q”)
File No. 001-01927
Dear Mr. O’Brien:
     This letter is in response to oral comments made by Ms. Melissa Rocha, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Thomas Connell, our Vice President and Controller, on August 17, 2007, with respect to the above-referenced filings of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”).
     For the convenience of the Commission staff, we have summarized your oral comments in italics before our response. The Company respectfully submits the following information in response to the staff’s comments.
     Provide a detailed analysis of what is included in Accounts Payable to Affiliates on the Consolidating Balance Sheet at June 30, 2007 and December 31, 2006 and explain how the change is reflected in the Condensed Consolidating Statement of Cash Flows for the six months ended June 30, 2007.
     Parent Company Accounts Payable to Affiliates totaled $866 million at June 30, 2007 compared to $1,100 million at December 31, 2006 as presented on the Consolidating Balance Sheet on page 25 and 26, respectively, of the Company’s Form 10-Q for the quarter ended June 30, 2007.
     The balances which represent the net payable position on behalf of the Parent Company, are primarily attributable to the following items:

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(a)	Approximately $525 million at June 30, 2007, and $575 million at December 31, 2006, represent the net proceeds transferred to the Parent Company from sales of businesses owned by its guarantor and non-guarantor subsidiaries, less funds transferred to those subsidiaries from the Parent Company for the acquisition of businesses. These transactions date back to 2001 and prior, and as a result did not involve any cash transfers between the Parent Company and its subsidiaries during the periods presented by the corresponding Condensed Consolidating Statements of Cash Flows. Some of the funds are denominated in Euros and Canadian dollars, and accordingly, the net payable amount fluctuates from period to period as a result of fluctuations in currency exchange rates. These fluctuations, which do not impact the Condensed Consolidating Statement of Cash Flows, explain the decrease in this component of the net payable from December 31, 2006 to June 30, 2007.

(b)	Approximately $340 million at June 30, 2007, and $525 million at December 31, 2006, represent the net amount due from the Parent Company to its guarantor and non-guarantor subsidiaries for the purchase and sale of raw materials and finished goods, and for services managed and expenses incurred by the Parent Company on behalf of those subsidiaries, such as for employee benefits, insurance, real and personal property taxes, and research and development expenses. The decrease in the net amount owed by the Parent Company from December 31, 2006 to June 30, 2007, can be attributed in part to a labor strike in our North American operations. The strike, which began on October 5, 2006 and ended on December 28, 2006, resulted in more importing of tires to meet North American market demand, and required increased liquidity to fund our North American operations. The net change in this component, exclusive of changes attributable to fluctuations in currency exchange rates, is reflected in the Condensed Consolidating Statement of Cash Flows as operating activities according to SFAS No. 95.
In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Thomas A. Connell
Thomas A. Connell
Vice President and Controller

cc:	Melissa N. Rocha, Securities and Exchange Commission Al Pavot, Securities and Exchange Commission

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